                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Doubletree Corporation
                             ----------------------
                                (Name of issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)

                                   258624 10 5
                                 (CUSIP number)

                         Red Lion, a California Limited
                         Partnership, and RLA-GP, Inc.
                            c/o Michael W. Michelson
                          Kohlberg Kravis Roberts & Co.
                         2800 Sand Hill Road, Suite 200
                          Menlo Park, California 94025
                                 (415) 233-6560
                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                                 Tracy Edmonson
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600

                                November 8, 1996
               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the statement: / /

                              Page 1 of 116 Pages
                          Exhibit Index is on Page 12

                                  SCHEDULE 13D

CUSIP No. 258624 10 5                                      Page 2 of 116 Pages



1.       Name of Reporting Person

                  RED LION, A CALIFORNIA LIMITED PARTNERSHIP


2.       Check the Appropriate Box if a Member of a Group            (a) / /
                                                                     (b) / /

3.       SEC Use Only


4.       Source of Funds

                  OO (SEE ITEM 3)


5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                            / /

6.       Citizenship or Place of Organization

                  CALIFORNIA



Number of                7.       Sole Voting Power
Shares
Beneficially                            4,014,096
Owned By
Each
Reporting                8.       Shared Voting Power
Person
With                                       -0-



                         9.       Sole Dispositive Power

                                      4,014,096


                        10.       Shared Dispositive Power

                                            -0-


11.        Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,014,096


12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares                                                       / /

13.        Percent of Class Represented by Amount in Row (11)

                    10.9%


14.        Type of Reporting Person


                    PN

                                  SCHEDULE 13D

CUSIP No. 258624 10 5                                       Page 3 of 116 Pages


1.       Name of Reporting Person

                  RLA-GP, INC.

2.       Check the Appropriate Box if a Member of a Group           (a) / /
                                                                    (b) / /

3.       SEC Use Only


4.       Source of Funds

                  OO (SEE ITEM 3)


5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                   / /

6.       Citizenship or Place of Organization

                  DELAWARE



Number of           7.       Sole Voting Power
Shares
Beneficially
Owned By                              -0-
Each
Reporting           8.       Shared Voting Power
Person
With
                                      4,014,096


                    9.       Sole Dispositive Power

                                       -0-


                   10.       Shared Dispositive Power

                                      4,014,096


11.        Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,014,096


12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares                                           / /

13.        Percent of Class Represented by Amount in Row (11)

                    10.9%


14.        Type of Reporting Person

                    CO

Item 1.  Security and Issuer.

   This statement relates to shares of common stock, par value $.01 per share (the "Doubletree Common Stock"), of Doubletree Corporation, a Delaware corporation ("Doubletree"). The principal executive offices of Doubletree are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.  Identity and Background.

   (a)-(c), (f).   This statement is being filed jointly by (i) Red Lion, a
California Limited Partnership ("Red Lion"), and (ii) RLA-GP, Inc., a Delaware corporation and the sole general partner of Red Lion ("RLA-GP"). Red Lion and RLA-GP are sometimes collectively referred to herein as the "Reporting Persons." The agreement between the Reporting Persons relating to joint filing of this statement is attached hereto as Exhibit 1.

   The principal office of each of Red Lion and RLA-GP is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal business of Red Lion is owning and holding the shares of Doubletree Common Stock. The principal business of RLA-GP is acting as the general partner of Red Lion.

   The following sets forth as to each executive officer and director of RLA-GP and each person who may be deemed to control RLA-GP, (a) his or her name; (b) citizenship; (c) his or her business address; and (d) his or her principal occupation and address where such employment is conducted.

   1.  (a)  George R. Roberts
       (b)  United States of America
       (c)  2800 Sand Hill Road, Suite 200, Menlo Park, California 94025
       (d) The principal occupation of Mr. Roberts is as a member of KKR & Co. L.L.C. ("KKR & Co."), a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019. Mr. Roberts is a stockholder, director and President of RLA-GP, and his principal business address is at the address in (c) above.

   2.  (a)  Michael W. Michelson
       (b)  United States of America
       (c)  2800 Sand Hill Road, Suite 200, Menlo Park, California 94025
       (d) The principal occupation of Mr. Michelson is as a member of KKR & Co. Mr. Michelson is a stockholder, director and Executive Vice President of RLA-GP as well as a director of Doubletree, and his principal business address is at the address in (c) above.

   3.  (a)  Edward A. Gilhuly
       (b)  United States of America
       (c)  2800 Sand Hill Road, Suite 200, Menlo Park, California 94025
       (d) The principal occupation of Mr. Gilhuly is as a member of KKR & Co. Mr. Gilhuly is a director and Executive Vice President of RLA-GP as well as a director of Doubletree, and his principal business address is at the address in (c) above.

   4.  (a)  Henry R. Kravis
       (b)  United States of America
       (c)  9 West 57th Street, New York, New York 10019
       (d) The principal occupation of Mr. Kravis is as a member of KKR & Co. Mr. Kravis is a stockholder and director of RLA-GP, and his principal business address is at the address in (c) above.

   5.  (a)  David J. Johnson
       (b)  United States of America
       (c)  4001 Main Street, Vancouver, Washington 98663
       (d) The principal occupation of Mr. Johnson is Chairman of the Board, Chief Executive Officer and President of Red Lion Hotels, Inc., a Delaware corporation, and a wholly owned subsidiary of Doubletree ("Red Lion Hotels"). Mr. Johnson is a director and Executive Vice President of RLA-GP, and his principal business address is at the address in (c) above.

   6.  (a)  Beth A. Ugoretz
       (b)  United States of America
       (c)  4001 Main Street, Vancouver, Washington 98663
       (d) The principal occupation of Ms. Ugoretz is the Senior Vice President, General Counsel and Secretary of Red Lion Hotels. Ms. Ugoretz is a Vice President and Secretary of RLA-GP, and her principal business address is at the address in (c) above.

   7.  (a)  Anupam Narayan
       (b)  United States of America
       (c)  4001 Main Street, Vancouver, Washington 98663
       (d) The principal occupation of Mr. Narayan is Vice President and Treasurer of Red Lion Hotels. Mr. Narayan is a Vice President and Assistant Secretary of RLA-GP, and his principal business address is at the address in (c) above.


   During the last five years, none of Red Lion, RLA-GP or any of the persons enumerated above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

   As more fully described in Item 4 hereof, on November 8, 1996, Red Lion received 4,836,260 shares of Doubletree Common Stock and cash in exchange for its shares of common stock, par value $.01 per share, of Red Lion Hotels (the "Red Lion Hotels Common Stock") pursuant to an Agreement and Plan of Merger dated as of September 12, 1996 (the "Merger Agreement") among Red Lion Hotels, Doubletree and RLH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Doubletree (the "Merger Sub"), providing for the merger of the Merger Sub with and into Red Lion Hotels (the "Merger"). Immediately following the receipt of the Doubletree Common Stock, Red Lion distributed 822,164 shares of Doubletree Common Stock to a limited partner of Red Lion as a partial liquidation of that partner's limited partnership interest in Red Lion. In addition, pursuant to the Merger Agreement, Doubletree, Red Lion and the other parties listed thereto entered into the Third Amendment to Incorporation and Registration Rights Agreement (the "Third Amendment") dated as of November 8, 1996 which grants to Red Lion certain registration rights with respect to the shares of Doubletree Common Stock issued to Red Lion in connection with the Merger, as more fully described in Item 6 hereof.

   Messrs. Johnson and Narayan and Ms. Ugoretz acquired shares of Doubletree Common Stock on November 8, 1996 upon the cancellation and conversion of outstanding options to purchase Red Lion Common Stock pursuant to the Merger Agreement, and Ms. Ugoretz and Mr. Narayan received shares of Doubletree Common Stock in exchange for the shares of Red Lion Common Stock owned by them prior to the Merger.


Item 4.  Purpose of Transaction.

   On September 12, 1996, Red Lion Hotels, Doubletree and Merger Sub entered into the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, Red Lion and Doubletree entered into a Shareholder Support Agreement dated as of September 12, 1996 (the "Shareholder Support Agreement"), whereby Red Lion, among other things, agreed (i) to vote its shares of Red Lion Hotels Common Stock in favor of approval and adoption of the Merger Agreement and the Merger; (ii) not to sell or otherwise dispose of any such shares of Doubletree Common Stock issued to Red Lion in the Merger, subject to certain exceptions, for a period of 180 days following the effective date of the Merger; and (iii) to designate two persons to be nominated and elected to the Board of Directors of Doubletree effective upon consummation of the Merger, pursuant to which Red Lion has designated Michael W. Michelson and Edward A. Gilhuly to the Board of Directors of Doubletree.

   Upon the consummation of the Merger on November 8, 1996, each outstanding share of Red Lion Hotels Common Stock was converted into the right to receive
(i) $21.30 in cash and (ii) 0.2314 shares of Doubletree Common Stock. Consequently, Red Lion received 4,836,260 shares of Doubletree Common Stock and cash in exchange for its 20,900,000 shares of Red Lion Hotels Common Stock. Immediately following receipt of the Doubletree Common Stock, Red Lion distributed 822,164 shares to a limited partner of Red Lion as partial liquidation of that partner's limited partnership interest in Red Lion. In addition, Mr. Johnson, Ms. Ugoretz and Mr. Narayan acquired 47,155, 2,707 and 2,168 shares of Doubletree Common Stock, respectively, upon the cancellation and conversion of outstanding options to purchase Red Lion Hotels Common Stock pursuant to the Merger Agreement, and Ms. Ugoretz and Mr. Narayan received 394 and 1,359 shares of Doubletree Common Stock, respectively, in exchange for the shares of Red Lion Hotels Common Stock owned by them prior to the Merger. Also upon the consummation of the Merger, Messrs. Michelson and Gilhuly were elected to the Board of Directors of Doubletree.

   The Reporting Persons intend to review on a continuing basis their investment in Doubletree. Subject to the terms of the Shareholder Support Agreement, the Reporting Persons may decide to increase or decrease or maintain their current investment in Doubletree, depending on the price and availability of Doubletree's securities, subsequent developments affecting Doubletree, business, prospects and financial condition of Doubletree, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. The Reporting Persons reserve the right to acquire or dispose of Doubletree's securities in the open market, in privately negotiated transactions or pursuant to a registration statement under the Securities Act of 1933, as amended. Such transactions, if any, would be made at such times and in such manner as the Reporting Persons, in their sole discretion, deem advisable.

   Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to Doubletree, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   A copy of each of the Merger Agreement and the Shareholder Support Agreement is attached hereto as Exhibits 2 and 3, respectively, and is incorporated herein by reference in its entirety.


Item 5.  Interest in Securities of the Issuer.

   (a)-(b) As of November 8, 1996, Red Lion directly owned in the aggregate 4,014,096 shares of Doubletree Common Stock, which represent approximately
10.9% of the outstanding shares of Doubletree Common Stock (based on an aggregate of 36,917,174 shares of Doubletree Common Stock outstanding, which includes 23,095,586 shares of Doubletree Common Stock represented to be outstanding in Doubletree's Quarterly Report on Form 10-Q for the three month period ended September 30, 1996 and after giving effect to the 7,260,198 shares of Doubletree Common Stock issued to the stockholders of Red Lion Hotels upon the consummation of the Merger, 121,390 shares of Doubletree Common Stock issued to option holders of Red Lion Hotels in accordance with the Merger Agreement and 6,440,000 shares of Doubletree Common Stock issued in connection with the public offering pursuant to registration statements on Form S-3 (Nos. 333-13161 and 333-15503)). Red Lion has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Doubletree Common Stock which it owns directly. RLA-GP as the general partner of Red Lion may be deemed to be the beneficial owner of the shares of Doubletree Common Stock owned by Red Lion. George R. Roberts is a stockholder, director and President of RLA-GP. Michael W. Michelson is a stockholder, director and an Executive Vice President of RLA-GP and a director of Doubletree. Messrs. Roberts and Michelson are also general partners of KKR Associates (Delaware), a Delaware limited partnership, which is a limited partner of Red Lion. KKR Associates (Delaware) does not have the power to vote or dispose of shares of Doubletree Common Stock owned by Red Lion. Messrs. Roberts, Michelson, Gilhuly, Kravis, Johnson and Narayan and Ms. Ugoretz each expressly disclaim beneficial ownership of any shares of Doubletree Common Stock owned by Red Lion.

   As of November 8, 1996, Mr. Johnson directly owned in the aggregate 47,155 shares of Doubletree Common Stock, which represents 0.1% of the outstanding shares of Doubletree Common Stock. Mr. Johnson has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Doubletree Common Stock which he owns directly. Mr. Johnson received such shares upon cancellation and conversion of outstanding options for Red Lion Hotels Common Stock pursuant to the Merger Agreement.

   As of November 8, 1996, Ms. Ugoretz directly owned in the aggregate 3,101 shares of Doubletree Common Stock, which represents less than 0.1% of the outstanding shares of Doubletree Common Stock. Ms. Ugoretz has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Doubletree Common Stock which she owns directly. Ms. Ugoretz received 2,707 of such shares upon cancellation and conversion of outstanding options for Red Lion Hotels Common Stock pursuant to the Merger Agreement and the remaining 394 shares in exchange for the Red Lion Hotels Common Stock owned by Ms. Ugoretz prior to the Merger.

   As of November 8, 1996, Mr. Narayan directly owned in the aggregate 3,527 shares of Doubletree Common Stock, which represents less than 0.1% of the outstanding shares of Doubletree Common Stock. Mr. Narayan has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Doubletree Common Stock which he owns directly. Mr. Narayan received 2,168 of such shares upon cancellation and conversion of outstanding options for Red Lion Hotels Common Stock pursuant to the Merger Agreement and the remaining 1,359 shares in exchange for the Red Lion Hotels Common Stock owned by Mr. Narayan prior to the Merger.

   Mr. Roberts is a director and officer of the Roberts' Foundation, a charitable foundation which held on November 8, 1996, an aggregate of 23,140 shares of Doubletree Common Stock. As a director and officer of the Roberts' Foundation, Mr. Roberts shares the power to vote and dispose of any shares held by the foundation and may be deemed to be the beneficial owner of the shares of Doubletree Common Stock owned by the foundation. Mr. Roberts expressly disclaims beneficial ownership of any shares of Doubletree Common Stock owned by the Roberts' Foundation. On November 15, 1996, 10,000 shares were sold at $43.50 per share and the remaining 13,140 shares were sold at $43.25 per share. These sales were made through brokers on the Nasdaq Stock Market.

   Other than the foregoing, no Reporting Person or any executive officer, director or controlling person of such Reporting Person beneficially owns any shares of Doubletree

Common Stock. Except as otherwise set forth in this Item 5(a)-(b), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Doubletree Common Stock referred to in this Item 5(a)-(b), and each of the persons named in this Item 5(a)-(b) expressly disclaims beneficial ownership of any shares of Doubletree Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

   (c) Except with respect to the Merger and as set forth in Items 4 and 5, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons or any executive officer, director or controlling person of the respective Reporting Person has engaged in any transaction in any shares of the Doubletree Common Stock.

   (d)   Not applicable.

   (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Pursuant to the Merger Agreement, Doubletree, Red Lion and the other parties listed thereto entered into the Third Amendment which grants to Red Lion four demand and unlimited "piggyback" registration rights with respect to the shares of Doubletree Common Stock issued to Red Lion in the Merger.

   A copy of the Third Amendment is attached hereto as Exhibit 4 and is incorporated herein by reference in its entirety.

   Furthermore, Red Lion and Doubletree entered into the Shareholder Support Agreement, as more fully described in Item 4 hereof.

   In connection with an underwritten public offering of Doubletree Common Stock, each of Messrs. Michelson and Gilhuly entered into a lock-up agreement with certain underwriters pursuant to which each of them agreed not to sell, transfer or otherwise dispose of any shares of Doubletree Common Stock for a period of 90 days after November 8, 1996.

   A copy of a form of a lock-up agreement is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.

   Except as described herein, none of the Reporting Persons, or any person enumerated in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Doubletree, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-GP, Inc., a Delaware corporation.

Exhibit 2 Agreement and Plan of Merger dated as of September 12, 1996 by and among Red Lion Hotels, Inc., a Delaware corporation, Doubletree Corporation, a Delaware corporation and RLH Acquisition Corp., a Delaware corporation.

Exhibit 3 Shareholder Support Agreement dated as of September 12, 1996 by and between Doubletree Corporation, a Delaware corporation and Red Lion, a California Limited Partnership.

Exhibit 4 Third Amendment to Incorporation and Registration Rights Agreement dated as of November 8, 1996 by and among Doubletree Corporation, a Delaware corporation, GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership, MetPark Funding, Inc., a Delaware corporation, The Ueberroth Family Trust, Ueberroth Investment Trust, Mr. Richard J. Ferris, Ridge Partners, L.P., a Delaware limited partnership, Mr. Robert M. Solmson, for himself and as attorney-in-fact for certain shareholders named therein, Canadian Pacific Hotels Holdings (U.S.) Inc., a Delaware corporation and Red Lion, a California Limited Partnership.

Exhibit 5         Form of lock-up agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1996


                                     Red Lion, a California Limited Partnership

                                     By:  RLA-GP, Inc., its General Partner

                                     By: /s/ Michael W. Michelson
                                         _______________________________________
                                     Name:  Michael W. Michelson
                                     Title: Executive Vice President


                                     RLA-GP Inc., a Delaware corporation

                                     By: /s/ Michael W. Michelson
                                     ___________________________________________
                                     Name:  Michael W. Michelson
                                     Title: Executive Vice President

                                  EXHIBIT INDEX


                                                                                     Page Number
                                                                                     -----------
Exhibit 1         Joint Filing Agreement dated as of November 18, 1996 by and            13
                  between Red Lion, a California Limited Partnership, and RLA-GP,
                  Inc., a Delaware corporation.

Exhibit 2         Agreement and Plan of Merger dated as of September 12, 1996            14
                  by and among Red Lion Hotels, Inc., a Delaware corporation,
                  Doubletree Corporation, a Delaware corporation and RLH
                  Acquisition Corp., a Delaware corporation.

Exhibit 3         Shareholder Support Agreement dated as of September 12, 1996          102
                  by and between Doubletree Corporation, a Delaware corporation and Red Lion, a California Limited Partnership.

Exhibit 4         Third Amendment to Incorporation and Registration Rights              107
                  Agreement dated as of November 8, 1996 by and among
                  Doubletree Corporation, a Delaware corporation, GE Investment
                  Hotel Partners I, Limited Partnership, a Delaware limited
                  partnership, MetPark Funding, Inc., a Delaware corporation, The
                  Ueberroth Family Trust, Ueberroth Investment Trust, Mr. Richard
                  J. Ferris, Ridge Partners, L.P., a Delaware limited partnership,
                  Mr. Robert M. Solmson, for himself and as attorney-in-fact for certain shareholders named therein, Canadian Pacific Hotels
                  Holdings (U.S.) Inc., a Delaware corporation and Red Lion, a
                  California Limited Partnership.

Exhibit 5         Form of lock-up agreement.